Royal Dutch Shell plc
US Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America March 12, 2020	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands

Dear Sirs,

Notice of Disclosure filed in Royal Dutch Shell plc’s Form 20-F for the year ended

December 31, 2019, under Section 219 of Iran Threat Reduction and Syria Humans Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934.

This filing is to provide notice to the U.S. Securities and Exchange Commission (“SEC”) that Royal Dutch Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on March 12, 2020, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934.

Sincerely,

/s/ Linda M. Coulter

Linda M. Coulter

Company Secretary and General Counsel Corporate

Royal Dutch Shell plc